 EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Motion for Re-Hearing

Further to the Company’s immediate report dated August 28, 2018 regarding the certification of a motion for certification of a class action against the Company and its former and current officers (the "Certification Decision" and the “Defendants," respectively), in which it was alleged that the Company's shareholders suffered losses due to the Company's Stock Exchange reporting failures and the concealment of material information from investors regarding two significant and material steps: the reduction of interconnect fees and the wholesale market reform, immediate supplementary notification is hereby provided that on October 28, 2018, the Defendants filed a motion with the Economic Department in the Tel Aviv-Jaffa District Court for a re-hearing of the Certification Decision in accordance with Section 41(e)(2) of the Courts Law (Consolidated Version), 5744-1984 (the “Motion for a Rehearing”).

In the Motion for a Rehearing that will be heard before a panel of three judges, the court is requested to set aside the Certification Decision and to dismiss the class action certification motion.

It should be noted that in accordance with the Defendants' request, the court decided to stay the proceedings in the class action until after a decision on the Motion for a Rehearing is rendered.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.